February 22, 2022

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for Tanaka Growth Fund, a series of Tanaka Funds, Inc. for the years ended November 30, 2020 and 2019 and on the date of January 27, 2021, we reported on the financial statements of Tanaka Growth Fund, a series of Tanaka Funds, Inc. as of and for the period ended November 30, 2020. On August 26, 2021 we were notified that we were being replaced as independent registered public accounting firm for Tanaka Growth Fund, at the request of the Audit Committee.

We have read the statements included within the financial statements as of and for the year ended November 30, 2021 and we agree with such statements.

Very truly yours,

/s/ Sanville & Company